Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated May 25, 2011

Relating to Preliminary Prospectus dated May 11, 2011

Registration Statement No. 333-171123

LONE PINE RESOURCES INC.

15,000,000 Shares of Common Stock

This Supplement to Preliminary Prospectus (the “Supplement”) is qualified in its entirety by reference to the Preliminary Prospectus of Lone Pine Resources Inc. (the “Company”) dated May 11, 2011 (the “Preliminary Prospectus”). The information in this Supplement supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.

Issuer	Lone Pine Resources Inc.

Symbol	LPR

Shares Offered	15,000,000 shares

Over-allotment option	2,250,000 shares

Common stock to be held by Forest Oil Corporation (“Forest”) immediately after this offering	70,000,000 shares

Common stock outstanding immediately after the Offering	85,019,231 shares (87,269,231 shares if the underwriters exercise their over-allotment option in full)

Initial public offering price	$13.00

Closing date	June 1, 2011

Gross proceeds	$195.0 million

Use of proceeds

The net proceeds from this offering of common stock, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $178.3 million ($205.8 million if the underwriters exercise their over-allotment option in full), based on an initial public offering price of $13.00 per share. Under the separation and distribution agreement, the Company has agreed to use a portion of the net proceeds from this offering to pay $29 million to Forest as partial consideration for the contribution of Canadian Forest Oil Ltd., Wiser Oil Delaware, LLC, and Wiser Delaware, LLC to the Company. The Company intends to use the remaining net proceeds and borrowings under its bank credit facility to repay all of the Company’s outstanding indebtedness owed to Forest, including intercompany advances and accrued interest. As of May 9, 2011, the Company had approximately $354 million of intercompany debt payable to Forest, which includes additional borrowings used by us to complete the acquisition of certain gas properties in the Company’s Narraway/Ojay fields on April 29, 2011 for approximately CDN$75 million, pursuant to the promissory note, and $45 million of intercompany advances and accrued interest due to Forest. On a pro forma basis, as of May 9, 2011, after giving effect to the offering, the application of the net proceeds therefrom, the related transactions, and the acquisition of certain natural gas properties located in the Narraway/Ojay fields, the Company estimates that it would have no indebtedness to Forest and $255.8 million in borrowings under its bank credit facility.

The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov.  Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by calling J.P. Morgan Securities LLC at 1 (866) 803-9204 or Credit Suisse Securities (USA) LLC at 1 (800) 221-1037.  You may get a copy of the Preliminary Prospectus at: http://www.sec.gov/Archives/edgar/data/1506932/000104746911004960/a2201430zs-1a.htm.  In addition, the Company filed Amendment No. 7 to the Company’s registration statement, which includes a prospectus.  You may get a copy of Amendment No. 7 to the registration statement, which includes a prospectus at:  http://www.sec.gov/Archives/edgar/data/1506932/000104746911005418/a2204243zs-1a.htm.